

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 21, 2008

Mr. Charles F. Cargile
Senior Vice President, Chief Financial Officer
Newport Corporation
1791 Deere Avenue
Irvine, California 92606

      RE: **Newport Corporation**
              Form 10-K for the fiscal year ended December 29, 2007
              Filed March 11, 2008
              File No. 0-01649

Dear Mr. Cargile:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Angela J. Crane
                             Accounting Branch Chief